[A & B II Letterhead]

June 8, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Attention: Michael McTiernan

RE: A & B II, Inc.
Amendment No. 4 to Registration Statement on Form 10-12B
Filed June 8, 2012
File No. 001-35492

Dear Mr. McTiernan:

We hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 3:00 p.m. Eastern Daylight Time on June 11, 2012, or as soon as possible thereafter.

In connection with this request, we acknowledge the following:

1.               Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.               The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.               The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Sincerely,

A & B II, Inc.

By:	/s/ Nelson N. S. Chun
Name:	Nelson N. S. Chun
Title:	Senior Vice President and
Chief Legal Officer

cc: Marc S. Gerber - Skadden, Arps, Slate, Meagher & Flom LLP